NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 16, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 1, 2016. The mandatory conversion of the Depositary Shares, each representing a 1/40th ownership interest in a share of 7.00% Series A Mandatory Convertible Preferred Stock, Class A was effective on February 1, 2016. Each Depositary Shares was converted into .9052 common shares of Cliffs Natural Resources Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 1, 2016.